August 2, 2006

PAN AMERICAN SILVER CORP. REPORTS SECOND QUARTER RESULTS:

201% PROFIT INCREASE

(all amounts in US Dollars unless otherwise stated)

SECOND QUARTER HIGHLIGHTS

•

Record net income of $15 million ($0.21/share), up 201% from $5.0 million in Q2 2005.

•

Record mine operating earnings of $31.1 million, up almost six times from $4.5 million realized in Q2 2005.

•

Record low cash cost of $1.17 per ounce, a decrease of 74% from $4.48/oz in Q2 2005.

•

Silver production of 3.3 million ounces, up 7% over Q2 2005.

•

Record sales of $62.8 million, up 148% from $25.4 million in second quarter 2005.

•

Record operating cash flow of $29.2 million, an increase of $27.8 million over Q2 2005.

•

Working capital increases to $188.9 million – the Company remains debt free.

•

Alamo Dorado mine remains on budget and on schedule for Q4 2006 start-up.

•

Construction of 4.3 million ounce per year silver mine at Manantial Espejo commenced.

FINANCIAL RESULTS

Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) today reported record quarterly net income of $15 million, or $0.21 per share, for the second quarter of 2006. This 201% increase over second quarter 2005 net income is primarily the result of increased silver production, significantly higher silver prices and record low production costs net of higher by-product credits. Mine operating earnings increased almost six-fold to $31.1 million versus $4.5 million in the year-earlier period.

Sales for the second quarter were $62.8 million, a 148% increase over Q2 2005, due to higher realized metal prices, increased production from the La Colorada and Morococha mines and increased concentrate shipments from Peru. Operating cash flow in the quarter increased to $29.2 million from $1.4 million in the year-earlier period. Working capital at June 30, 2006 was $188.9 million, an increase of $125.8 million from March 31, 2006, primarily a result of a $142 million equity financing completed in April, as well as record cash flow from operations.

The Company’s record earnings for the second quarter included a $4.8 million loss from forward sale contracts. Specifically, the Company realized only $1,603 per tonne on approximately 53% of its payable zinc production, which had been previously sold forward.  This was significantly below the average zinc price of $3,059 per tonne for the period.  At the end of the second quarter, the Company closed out all of its remaining forward sales positions, leaving the Company with no exposure to metal hedges.

Consolidated silver production for the second quarter totaled 3.3 million ounces, a 7% increase over Q2 2005. Five of the Company’s six operations increased their silver production and recorded higher mill throughput. The most significant increases in silver production were seen at La Colorada and Morococha, where production increased 23% and 12%, respectively. Base metal production in the quarter also increased compared to the year earlier period, with higher mill tonnage offsetting the impact of slightly lower ore grades.

Consolidated cash costs for the quarter were a record low of $1.17 per ounce compared to $4.48 per ounce for the year-earlier period, primarily due to increased by-product credits from greater base metal production coupled with higher base metal prices. Most notably, the Morococha and Quiruvilca mines generated negative cash costs per ounce of $3.81 and $1.07, respectively.

Geoff Burns, President and CEO of Pan American Silver commented: “The first and second quarters of 2006 combined to deliver Pan American’s highest production, earnings and cash flow performances ever. By focusing on improving operating efficiency and increasing production, we have positioned the Company to take advantage of the current strong market conditions. Having now eliminated our zinc hedge position, we will be able to clearly demonstrate our ability to generate significant earnings going forward. We are on track to produce 14 million ounces of silver in 2006 at a cash cost significantly lower than previously forecasted, and our two mines under construction should deliver sharply increased silver production and even better financial returns in the near future.”

OPERATIONS AND PRODUCTION HIGHLIGHTS

PERU

The Morococha mine had another very strong quarter, continuing its record-breaking production performance with 771,718 ounces of silver produced, and maintaining its status as the Company’s lowest cost mine with a silver cash cost per ounce of negative $3.81.

Silver production at the Quiruvilca mine of 582,570 ounces was up modestly from the year-earlier period, but cash costs per ounce declined significantly to negative $1.07, down from $4.46/oz in Q2 2005.

The Huaron mine had an excellent quarter, producing 897,544 ounces of silver. Cash costs per ounce of $1.71 were the lowest that have been recorded since the Company re-opened the mine in 2001. As predicted, base metal recoveries have improved this year and, with mill throughput at record levels, silver production is expected to stay on course. In addition, we recently commenced a mine deepening program which will provide access to higher grade ore for years to come.

The Silver Stockpile operation produced 151,139 ounces of silver in the second quarter, which is slightly more than the year-earlier period and higher than management’s forecast for the quarter as more tonnes were shipped than planned. Costs rose as a reflection of higher silver prices which, in turn, increase the royalty being paid under the operation’s purchase agreement.

MEXICO

The Alamo Dorado mine is near mechanical completion and remains on schedule for start up in the fourth quarter, with 82% of the construction work completed. Project expenditures continue to track budget with approximately $18.2 million spent in the quarter, bringing total expenditures to date to $62.8 million. Ore mined and stockpiled at the end of the second quarter totaled 168,190 tonnes and, once the processing facility is fully operational, Alamo Dorado is expected to contribute approximately 500,000 ounces to Pan American’s consolidated production for 2006. Over the life of the operation, Alamo Dorado is expected to produce an average of 5 million ounces of silver annually.

Silver production increased to 914,398 ounces at the La Colorada mine in the second quarter, or 23% more than the year-earlier period, at a stable cash cost per ounce of $5.56. The increased production is primarily a result of increased milling rates, combined with higher recovery and ore grade. With the recommencement of mining and milling of sulphide ore in June and, as the sulphide plant reaches full capacity over the coming months, the mine is expected to further increase production and reduce costs over the remainder of the year.

ARGENTINA

Construction of the Manantial Espejo project officially commenced in the second quarter. Basic engineering and construction is well underway, including access road construction, site clearing, installation of temporary power, erection of a temporary shop warehouse facility, and completion of a dewatering well and a tailings line access. Capital costs for the project are expected to total $112.3 million, over a construction period of 18-20 months (excluding recoverable VAT tax of $18.1 million). The project is scheduled to be completed in late 2007 and produce an average of 4.3 million ounces of silver and 62,000 ounces of gold annually.

BOLIVIA

In Bolivia, treatment of ore at the San Vicente mine was delayed pending negotiation with state mining authority Comibol to extend an agreement for processing ore at an existing mill located off the property. An agreement has now been reached and milling of ore that was mined and stockpiled throughout the second quarter will recommence in early August. Feasibility analysis and engineering is continuing on a plan to expand mine production and build a new mill on the property.

Pan American’s portfolio of assets has continued to create great growth opportunities,” said Geoff Burns, President and CEO. “With Alamo Dorado nearing completion, construction of Manantial Espejo started and engineering in full swing for expansions at Morococha and San Vicente, all the pieces are in place to enable Pan American’s silver production to exceed 25 million ounces of silver annually by 2008.”

EXPLORATION

Throughout the first two quarters of 2006, Pan American’s exploration team successfully advanced drilling and exploration projects in and around the Company’s existing operations and development sites, especially at Morococha and La Colorada.

At Morococha, 11 diamond drills are currently active and a regional drilling program is systematically exploring the mine’s 11,000 hectare land position. The focus of this exploration program is to expand the resource base and further delineate new mantos and vein structures that were discovered last year. Near Morococha, the Company has commenced diamond drilling of silver-zinc structures located on the Huaypachina property, where the Company has entered into an earn-in agreement to obtain a 100% interest in the property.

At La Colorada, exploration in the second quarter continued to focus on delineation of the new Amolillo vein and Recompensa structure to expand reserves and resources in the area. At Amolillo, high grade oxide silver mineralization appears to be continuous over economic mining widths. With further drilling to be conducted over the remainder of the year, the Company expects new silver reserves to be added to La Colorada’s mineral reserve inventory, though the impact of the drilling results will not be fully evaluated until the program is complete.

SILVER MARKETS

The price of silver fluctuated greatly in the second quarter, starting the quarter at $11.59 per ounce, peaking at almost $15.00 (London fix) on May 12, declining back to below $10.00 in mid-June, and ending the quarter at $10.70. In May, the annual World Silver Survey was published by GFMS on behalf of The Silver Institute. A summary is available on Pan American’s website at www.panamericansilver.com. The GFMS report highlighted the structural shift in silver investment over the last decade, with strong net investment in 2005 and sharply reduced silver stocks resulting in much higher silver prices. Silver mine supply, silver scrap supply and silver sales from government sources all rose 3%. On the demand side, industrial silver demand rose by 11% in 2005, jewelry demand rose 1%, photographic demand fell 9% and investment demand rose 13%. The successful launch of a silver ETF in April is providing significant new investment demand for silver and supporting silver’s strong demand and supply fundamentals.

Physical interest in the Pan American Silver line of bullion products continues to remain high, as indicated by the sale of the 800,000th ounce of silver by the Northwest Territorial Mint in the second quarter and by the strong demand for the Company’s new 100-ounce silver bar. All Pan American Silver products are available directly through the mint’s website (www.silverpa.com).

Pan American will host a conference call to discuss its financial and operating results on Thursday, August 3, 2006 at 8:30 am (PST). North American participants please dial toll-free 1-888-694-4728 and international participants please dial 1-973-582-2745. The call may also be accessed from the home page of the Company’s website at www.panamericansilver.com. The call will be available for replay for one week after the call by dialing 1-877-519-4471 (for North American callers) and 1-973-341-3080 (for international callers) and using the replay pin number 7595268.

For more information, please contact: Alexis Stewart, Director Corporate & Investor Relations (604) 684.1175  astewart@panamericansilver.com

- End -

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

THIS NEWS RELEASE CONTAINS “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS NEWS RELEASE, THE COMPANY’S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION. GENERALLY, FORWARD-LOOKING INFORMATION CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “PLANS”, “PROJECTS” OR “PROJECTED”, “EXPECTS” OR “DOES NOT EXPECT”, “IS EXPECTED”, “ESTIMATES”, “FORECASTS”, “SCHEDULED”, “INTENDS”, “ANTICIPATES” OR “DOES NOT ANTICIPATE”, OR “BELIEVES”, OR VARIATIONS OF SUCH WORDS AND PHRASES, OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS “MAY”, “CAN”, “COULD”, “WOULD”, “MIGHT” OR “WILL BE TAKEN”, “OCCUR” OR “BE ACHIEVED”. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS WITH RESPECT TO TIMING AND BUDGET OF CONSTRUCTION ACTIVITIES AT ALAMO DORADO AND MANANTIAL ESPEJO, THE EXPECTED RESULTS FROM EXPLORATION ACTIVITIES, THE ECONOMIC VIABILITY OF THE DEVELOPMENT OF NEWLY DISCOVERED ORE BODIES, THE ESTIMATION OF FUTURE PRODUCTION LEVELS, EXPECTATIONS REGARDING MINE PRODUCTION COSTS, THE RESULTS OF DRILLING, AND PAN AMERICAN SILVER’S COMMITMENT TO, AND PLANS FOR DEVELOPING, NEWLY DISCOVERED AND EXISTING MINERALIZED STRUCTURES.

STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN SILVER AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, RISKS RELATED TO TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS, CHANGES IN THE POLITICAL OR ECONOMIC ENVIRONMENT, THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC FACTORS, FUTURE PRICES OF SILVER, GOLD AND OTHER BASE METALS, AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTIONS RELATING TO RISK FACTORS OF PAN AMERICAN SILVER’S BUSINESS FILED IN THE COMPANY’S REQUIRED SECURITIES FILINGS ON SEDAR. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED. THERE CAN BE NO ASSURANCE THAT ANY STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION.

Financial & Operating Highlights

	Three months ended		Six months ended
	June 30		June 30
	2006	2005	2006	2005

Consolidated Financial Highlights (in thousands of US dollars)
(Unaudited)

Net income for the period	$14,964	$4,971	$12,203	$748
Basic income per share	$0.21	$0.07	$0.17	$0.01
Diluted income per share	$0.20	$0.07	$0.16	$0.01
Cash flow from operations	$29,227	$1,378	$36,744	$4,236
Exploration expenses	$637	$882	$1,871	$2,309
Cash and short-term investments	$185,335	$78,941	$185,335	$78,941
Working capital	$188,948	$95,416	$188,948	$95,416

Consolidated Ore Milled & Metals Recovered to Concentrate

Tonnes milled	457,280	418,422	913,618	812,015
Silver metal - ounces	3,317,369	3,088,667	6,644,896	6,084,369
Zinc metal - tonnes	9,493	9,246	20,193	18,117
Lead metal - tonnes	3,914	3,703	7,868	7,378
Copper metal - tonnes	1,165	1,051	2,207	1,978

Consolidated Cost per Ounce of Silver (net of by-product credits)

Total cash cost per ounce	$1.17	$4.48	$1.81	$4.50
Total production cost per ounce	$2.63	$5.83	$3.26	$5.83

In thousands of US dollars
Direct operating costs, royalties, treatment
and refining charges	$42,718	$29,954	$80,326	$58,786
By-product credits	(39,156)	(17,273)	(69,332)	(33,836)
Cash operating costs	3,562	12,681	10,994	24,951
Depreciation, amortization and reclamation	4,442	3,823	8,844	7,393
Production costs	$8,004	$16,504	$19,838	$32,344

Payable ounces of silver (used in cost per ounce calculations)	3,048,131	2,831,511	6,079,589	5,549,584

Average Metal Prices
Silver - London Fixing per tonne	$12.25	$7.16	$10.96	$7.06
Zinc - LME Cash Settlement per tonne	$3,059	$1,274	$2,762	$1,295
Lead - LME Cash Settlement per tonne	$1,121	$987	$1,169	$983
Copper - LME Cash Settlement per tonne	$6,663	$3,394	$6,070	$3,333

Mine Operations Highlights

	Three months ended		Six months ended
	June 30		June 30
	2006	2005	2006	2005
Huaron Mine

Tonnes milled	165,427	159,219	327,945	305,229
Average silver grade - grams per tonne	203	212	209	215
Average zinc grade	2.50%	2.88%	2.64%	2.95%
Silver – ounces	897,544	922,643	1,832,024	1,806,790
Zinc – tonnes	2,831	3,065	5,723	6,244
Lead – tonnes	1,802	1,621	3,621	3,525
Copper – tonnes	443	496	846	877

Total cash cost per ounce	$1.71	$5.24	$2.64	$4.99
Total production cost per ounce	$2.98	$6.45	$3.88	$6.19

In thousands of US dollars
Direct operating costs, royalties, treatment and
refining charges	$14,227	$10,754	$26,659	$21,000
By-product credits	(12,828)	(6,366)	(22,262)	(12,806)
Cash operating costs	1,399	4,388	4,396	8,194
Depreciation, amortization and reclamation	1,042	1,018	2,068	1,962
Production costs	$2,441	$5,406	$6,464	$10,156

Payable ounces of silver (used in cost per ounce calculation)	818,588	837,864	1,665,878	1,640,658

Quiruvilca Mine

Tonnes milled	94,112	90,328	189,632	180,253
Average silver grade - grams per tonne	224	229	225	226
Average zinc grade	2.88%	3.06%	2.93%	3.13%
Silver - ounces	582,570	580,999	1,191,207	1,144,386
Zinc - tonnes	2,320	2,323	4,759	4,774
Lead - tonnes	652	668	1,318	1,349
Copper - tonnes	342	321	696	643

Total cash cost per ounce	$(1.07)	$4.46	$(0.05)	$4.34
Total production cost per ounce	$0.10	$5.00	$1.10	$4.88

In thousands of US dollars
Direct operating costs, royalties, treatment and
refining charges	$8,990	$6,670	$16,654	$13,338
By-product credits	(9,570)	(4,252)	(16,713)	(8,717)
Cash operating costs	(580)	2,418	(59)	4,621
Depreciation, amortization and reclamation	634	292	1,274	583
Production costs	$54	$2,710	$1,215	$5,204

Payable ounces of silver (used in cost per ounce calculation)	540,683	541,793	1,107,175	1,065,874

	Three months ended		Six months ended
	June 30		June 30
	2006	2005	2006	2005
Morococha Mine*

Tonnes milled	140,487	116,542	273,260	227,070
Average silver grade - grams per tonne	199	218	200	220
Average zinc grade	3.71%	4.27%	4.08%	4.17%
Silver - ounces	771,718	691,612	1,507,144	1,345,147
Zinc - tonnes	4,342	3,857	9,427	7,099
Lead - tonnes	1,453	1,414	2,923	2,504
Copper - tonnes	380	234	650	458

Total cash cost per ounce	$(3.81)	$2.78	$(2.86)	$3.25
Total production cost per ounce	$(2.20)	$4.49	$(1.25)	$4.98

In thousands of US dollars
Direct operating costs, royalties, treatment and
refining charges	$13,586	$8,074	$24,997	$15,626
By-product credits	(16,229)	(6,334)	(28,851)	(11,679)
Cash operating costs	(2,643)	1,740	(3,854)	3,947
Depreciation, amortization and reclamation	1,115	1,071	2,176	2,102
Production costs	$(1,528)	$2,811	$(1,678)	$6,049

Payable ounces of silver (used in cost per ounce calculations)	692,960	626,139	1,348,072	1,213,823

* Production and cost figures are for Pan American’s share only. Pan American’s ownership was approximately 88.7% during the quarter.

La Colorada Mine

Tonnes milled	57,254	52,333	113,794	99,463
Average silver grade - grams per tonne	580	556	546	553
Silver - ounces	914,398	743,397	1,711,644	1,432,016
Zinc - tonnes	-		-
Lead - tonnes	7		7

Total cash cost per ounce	$5.56	$5.39	$5.70	$5.48
Total production cost per ounce	$7.37	$7.34	$7.64	$7.40

In thousands of US dollars
Direct operating costs, royalties, treatment and
refining charges	$5,599	$4,319	$10,654	$8,466
By-product credits	(530)	(321)	(922)	(636)
Cash operating costs	5,069	3,998	9,732	7,830
Depreciation, amortization and reclamation	1,651	1,443	3,306	2,747
Production costs	$6,720	$5,441	$13,038	$10,577

Payable ounces of silver (used in cost per ounce calculations)	911,623	741,538	1,706,091	1,428,436

	Three months ended		Six months ended
	June 30		June 30
	2006	2005	2006	2005
Silver Stock Piles

Tonnes sold	14,322	13,675	29,256	31,412
Average silver grade - grams per tonne	328	341	345	353
Silver - ounces	151,139	150,016	324,327	356,030

Total cash cost per ounce	$3.76	$1.63	$3.18	$1.78
Total production cost per ounce	$3.76	$1.63	$3.18	$1.78

In thousands of US dollars
Direct operating costs, royalties, treatment and
refining charges	$317	$137	$579	$358
By-product credits	-	-	-	-
Cash operating costs	317	137	579	358
Depreciation, amortization and reclamation	-	-	-	-
Production costs	$317	$137	$579	$358

Payable ounces of silver (used in cost per ounce calculations)	84,277	84,177	182,288	200,793

San Vicente Mine**

Tonnes milled	-	-	8,987	-
Average silver grade - grams per tonne	-	-	321	-
Average zinc grade – percent	-	-	3.99%	-
Silver - ounces	-	-	78,550	-
Zinc - tonnes	-	-	284	-
Copper - tonnes	-	-	15	-

Total cash cost per ounce	$-	$-	$2.85	$-
Total production cost per ounce	$-	$-	$3.14	$-

In thousands of US dollars
Direct operating costs, royalties, treatment and
refining charges	$-	$-	$783	$-
By-product credits	-	-	(584)	-
Cash operating costs	-	-	199	-
Depreciation, amortization and reclamation	-	-	20	-
Production costs	$-	$-	$219	$-

Payable ounces of silver (used in cost per ounce calculations)	-	-	70,086	-

** The production statistics represent Pan American’s 55% interest in the mine in 2006.

PAN AMERICAN SILVER CORP.
Consolidated Balance Sheets
(In thousands of US dollars)
(Unaudited)
	June 30, 2006	December 31, 2005

Assets
Current
Cash and cash equivalents	$62,919	$29,291
Short-term investments	122,416	26,031
Accounts receivable, net of $Nil provision for doubtful accounts	34,615	27,342
Inventories (note 4)	20,517	16,667
Unrealized gain on commodity and foreign currency contracts	2,521	863
Prepaid expenses	2,554	1,935
Total Current Assets	245,542	102,129

Mineral property, plant and equipment, net (note 6)	108,615	99,815
Construction in progress (note 7)	74,142	34,306
Investment in non-producing properties (note 7)	179,870	123,259
Direct smelting ore (note 4)	2,030	2,236
Other assets	1,878	535
Total Assets	$612,077	$362,280

Liabilities
Current
Accounts payable and accrued liabilities	$31,377	$21,886
Advances for metal shipments	2,202	-
Unrealized loss on commodity contracts	9,691	4,810
Taxes payable	11,651	447
Current portion of non-current liabilities	1,673	223
Total Current Liabilities	56,594	27,366

Liability component of convertible debentures	108	126
Provision for asset retirement obligations and reclamation (note 8)	41,676	39,378
Provision for future income taxes	43,323	32,396
Other liabilities and provisions	66	1,894
Non-controlling interest	7,401	3,798
Total Liabilities	149,168	104,958

Shareholders’ Equity
Share capital (note 9)
Authorized:
200,000,000 common shares of no par value
Issued:
December 31, 2005 - 67,564,903 common shares
June 30, 2006 – 76,000,173 common shares	582,020	388,830
Equity component of convertible debentures	712	762
Additional paid in capital	13,387	13,117
Deficit	(133,210)	(145,387)
Total Shareholders’ Equity	462,909	257,322
Total Liabilities and Shareholders’ Equity	$612,077	$362,280

See accompanying notes to consolidated financial statements

Pan American Silver Corp.

Consolidated Statements of Operations

(Unaudited - in thousands of US Dollars, except for per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005

Sales	$62,848	$25,358	$108,592	$54,444
Cost of Sales	(27,613)	(18,417)	(51,910)	(40,797)
Depreciation and amortization	(4,175)	(2,415)	(7,646)	(5,633)
Mine operating earnings	31,060	4,526	49,036	8,014

General and administrative, including stock-based compensation	2,416	1,751	4,349	3,313
Exploration	637	882	1,871	2,309
Asset retirement and reclamation	614	412	1,228	939
Operating earnings	27,393	1,481	41,588	1,453
Interest and financing expenses	(203)	(93)	(349)	(186)
Investment and other income	1,083	990	1,340	1,248
(Loss) gain on commodity and foreign currency contract	(4,780)	3,491	(16,610)	154
Income before taxes and non-controlling interest	23,493	5,869	25,969	2,669
Income tax provision	(7,577)	(746)	(11,590)	(1,688)
Non-controlling interest	(952)	(152)	(2,176)	(233)
Net income for the period	$14,964	$4,971	$12,203	$748

Attributable to common shareholders:

Net income for the period	$14,964	$4,971	$12,203	$748
Accretion of convertible debentures	(13)	-	(26)	(3)
Adjusted net income for the period attributable to common shareholders	$14,951	$4,971	$12,177	$745

Basic income per share	$0.21	$0.07	$0.17	$0.01
Diluted income per share	$0.20	$0.07	$0.16	$0.01

Weighted average number of shares outstanding (000’s)
Basic	71,174	66,927	71,138	66,906
Diluted	75,869	71,553	75,833	71,532

See accompanying notes to consolidated financial statements

Pan American Silver Corp.

Consolidated Statement of Cash Flows

(Unaudited – in thousands of US dollars)

	Three months ended		Six months ended
	June 30		June 30
	2006	2005	2006	2005
Operating activities
Net loss income for the period	$14,964	$4,971	$12,203	$748
Reclamation expenditures	(113)	(222)	(395)	(500)
Items not involving cash:
Depreciation and amortization	4,175	2,415	7,646	5,633
Asset retirement and reclamation	614	412	1,228	939
Gain on sale of assets	(184)	-	(184)	-
Future income taxes	(974)	(255)	(1,583)	(305)
Non-controlling interest	952	152	2,176	233
Unrealized (loss) gain on commodity and foreign currency contracts	(3,560)	(5,251)	3,223	(3,339)
Stock-based compensation	751	705	1,222	1,002
Changes in non-cash operating working capital items (note 10)	12,602	(1,549)	11,208	(175)
Cash generated by operations	29,227	1,378	36,744	4,236

Investing activities
Mineral property, plant and equipment expenditures	(36,985)	(14,246)	(53,246)	(24,249)
(Purchase) sale of short-term investments	(116,305)	18,466	(96,385)	13,798
Other	(167)	(48)	(167)	402
Cash (used in) generated by investing activities	(153,457)	4,172	(149,798)	(10,049)

Financing activities
Shares issued for cash	150,260	282	152,344	1,201
Share issue costs	(7,845)	-	(7,845)	-
Interest paid on convertible debentures	-	-	(19)	-
Proceeds from (repayment of) short-term loan	2,202	(285)	2,202	(285)
Cash generated by (used in) financing activities	144,617	(3)	146,682	916

Increase/(decrease) in cash and cash equivalents during the period	20,387	5,547	33,628	(4,897)
Cash and cash equivalents, beginning of period	42,532	17,901	29,291	28,345
Cash and cash equivalents, end of period	$62,919	$23,448	$62,919	$23,448

Supplementary Disclosures
Interest paid	$-	$-	$19	$18

Taxes paid	$2,317	$2,906	$3,749	$3,111

See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.

Consolidated Statements of Shareholders’ Equity
(in thousands of US dollars, except for amounts of shares)

	Common Shares		Convertible	Additional
	Shares	Amount	Debentures	Paid in Capital	Deficit	Total
Balance, December 31, 2004	66,835,378	$380,571	$633	$10,976	$(116,664)	$275,516
Issued on the exercise of stock options	693,933	7,751	-	(1,403)	-	6,348
Issued on the exercise of share purchase warrants	1,320	18	-	(5)	-	13
Stock-based compensation on options granted	-	-	-	1,460	-	1,460
Issued to settle obligation	-	-	-	2,100	-	2,100
Accretion of convertible debentures	-	-	129	-	(129)	-
Issued as compensation	34,272	490	-	-	-	490
Other	-	-	-	(11)	-	(11)
Net loss for the year	-	-	-	-	(28,594)	(28,594)
Balance, December 31, 2005	67,564,903	388,830	762	13,117	(145,387)	257,322
Issued on the exercise of stock options	159,308	2,858	-	(697)	-	2,161
Issued on the exercise of share purchase warrants	11,535	151	-	(27)	-	124
Issued on the conversion of debentures	6,789	86	(76)	-	-	10
Issued as compensation	26,231	559	-	70	-	629
Shares issued to acquire mineral interests	1,950,000	47,381	-	-	-	47,381
Stock issued for cash	6,281,407	142,155	-	-	-	142,155
Accretion of convertible debentures	-	-	26	-	(26)	-
Stock-based compensation on options granted	-	-	-	924	-	924
Net income for the period	-	-	-	-	12,203	12,203
Balance, June 30, 2006	76,000,173	$582,020	$712	$13,387	$(133,210)	$462,909

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at June 30, 2006 and 2005 and for the three month periods then ended

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

1.

Nature of Operations

Pan American Silver Corp, subsidiary companies and joint ventures (collectively, the “Company” or “Pan American”) are engaged in silver mining and related activities, including exploration, extraction, processing, refining and reclamation.  The Company’s primary product (silver) is produced in Peru, Mexico and Bolivia, along with development activities in Argentina, Mexico and Bolivia, and exploration activities in South America.

2.

Summary of Significant Accounting Policies

a)

Basis of Presentation: The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial information and follow the same accounting policies and methods as our most recent annual financial statements. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three-month and six month periods ended June 30, 2006 and 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

The consolidated balance sheet at December 31, 2005 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Pan American Silver Corp. (the “Company”) Annual Report for the year ended December 31, 2005.

b)

Principles of Consolidation: The consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company and joint ventures, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership interest	Status	Operations and Development Projects

Pan American Silver S.A.C.	Peru	100%	Consolidated	Quiruvilca and Huaron Mines
Compañía Minera Argentum S.A.	Peru	88.2%	Consolidated	Morococha Mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada Mine
Minera Corner Bay S.A.	Mexico	100%	Consolidated	Alamo Dorado Project
Compañía Minera PAS Bolivia S.A.	Bolivia	55%	Consolidated	San Vicente Project
Compañía Minera Triton S.A.	Argentina	100% (1)	Consolidated	Manantial Espejo Project

(1) The Company acquired the remaining 50% interest from the joint venture partner on April 10, 2006.

Inter-company balances and transactions have been eliminated upon consolidation. Investments where the Company has an ownership of 50% and funds its proportionate share of expenditures are accounted for using the proportionate consolidation method.  Investments where the Company has an ownership of less than 50% and funds its proportionate share of expenditures are accounted for under the equity method. The Company has no investments in entities in which its ownership interest is accounted for using the cost method.

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at June 30, 2006 and 2005 and for the three month periods then ended

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

c)

Measurement Uncertainty: The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.  Significant accounts that require estimates as the basis for determining the stated amounts include sales, inventories, mineral property plant and equipment, investments, unrealized gains and losses on commodity contracts, provisions for asset retirement obligations and reclamation, and provisions for future income taxes.

d)

Revenue Recognition: Revenue is recognized upon delivery when title and risk of ownership of metals or metal bearing concentrate passes to the buyer and when collection is reasonably assured. The passing of title to the customer is based on the terms of the sales contract. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets.

Under our concentrate sales contracts with third-party smelters, final commodity prices are set on a specified quotational period, typically ranging from one month prior to shipment, and can extend to three months after the shipment arrives at the smelter and is based on average market metal prices. Revenues are recorded under these contracts at the time title passes to the buyer based on the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from three to six months after shipment. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in metal prices, and result in an embedded derivative in the accounts receivable.  The embedded derivative is recorded at fair value each period until the final settlement occurs, with changes in fair value classified as a component of revenue. Final sales are settled using smelter weights and final settlement assays (average of assays exchanged and/or umpire assay results).

Third party smelting and refining costs are recorded as a reduction of revenue.

e)

Derivatives and Trading Activities: The Company employs metals and currency contracts, including forward contracts, to manage exposure to fluctuations in metal prices and foreign currency exchange rates.  For metals production, these contracts are intended to reduce the risk of falling prices on the Company’s future sales.  Foreign currency derivative financial instruments, such as forward contracts, are used to manage the effects of exchange rate changes on foreign currency cost exposures.  The Company recognizes mark-to-market valuations on open derivative positions through the consolidated statements of operations at the end of each period.

f)

Cash and Cash Equivalents: Cash and cash equivalents includes cash, bank deposits, and all highly-liquid investments with a maturity of three months or less at the date of purchase. The Company minimizes its credit risk by investing its cash and cash equivalents with major international banks and financial institutions located principally in Canada and Peru with a minimum credit rating of A1 as defined by Standard & Poor’s. The Company’s management believes that no concentration of credit risk exists with respect to investment of its cash and cash equivalents. Due to the short maturity of cash equivalents, their carrying amounts approximate their fair value.

g)

Short-term Investments: Short-term investments principally consist of highly-liquid debt securities with original maturities in excess of three months and less than one year.  These debt securities include corporate bonds with S & P rating of A- to AAA with an overall average of single A high. The Company classifies all short-term investments as available-for-sale securities.

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at June 30, 2006 and 2005 and for the three month periods then ended

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

h)

Inventories: Inventories include metal contained in concentrate, doré, metal contained in stockpiles, processed silver and operating materials and supplies. The classification of inventory is determined by the stage at which the ore is in the production process. Inventories of ore are sampled for metal content and are valued based on the lower of actual production costs incurred or estimated net realizable value based upon the period ending prices of contained metal. Material that does not contain a minimum quantity of metal to cover estimated processing expense to recover the contained metal is not classified as inventory and is assigned no value. All metal inventories are stated at the lower of cost or market, with cost being determined using the first-in, first-out method. Supplies inventories are valued at the lower of average cost and replacement cost, net of obsolescence. Concentrate and doré inventory includes product at the mine site, the port warehouse and product held by refineries, and are also valued at lower of cost or market.  The Company has a limited amount of finished silver at a minting operation where coins depicting Pan American Silver Corp’s emblem are stamped.

i)

Accounts Receivable:  The Company has 10 customers that account for 100% of the concentrate and doré sales revenue.  The loss of certain of these customers or curtailment of purchases by such customers could have a material adverse affect on the Company’s results of operations and financial condition.

j)

Property, Plant, and Equipment: Expenditures for new facilities, new assets or expenditures that extend the useful lives of existing facilities are capitalized. Maintenance, repairs and renewals are charged to operations.  Any gains or losses on disposition of property, plant and equipment are reflected in the statement of operations.  Mineral property costs are depreciated using the units-of-production method based upon estimated total proven and probable reserves. Depreciation of plant and equipment is calculated on a straight-line method at rates sufficient to depreciate such costs over the shorter of the estimated productive lives of such assets or the useful life of the individual assets ranging from three to twenty years and the life of the mineral property to which it relates.

k)

Operational Mining Properties and Mine Development: Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs incurred to develop such property including costs to further delineate the ore body and remove overburden to initially expose the ore body prior to the start of mining operations, are capitalized. Such costs are amortized using the units-of-production method over the estimated life of the ore body based on the proven and probable reserves.

Significant payments related to the acquisition of the land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. The time between initial acquisition and full evaluation of a property’s potential is variable and is dependent on many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices. If a mineable ore body is discovered, such costs are amortized when production begins. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

Interest expense allocable to the cost of developing mining properties and to construct new facilities is capitalized until the assets are ready for their intended use. Gains or losses from sales or retirements of assets are included in other income or expense. Costs incurred during the start-up phase of a mine are expensed as incurred. Ongoing mining expenditures on producing properties are charged against operations as incurred. Major development expenditures incurred to increase production or extend the life of the mine are capitalized.

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at June 30, 2006 and 2005 and for the three month periods then ended

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

l)

Asset Impairment: Management reviews and evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis are less than the carrying amount of the assets, including mineral property, plant and equipment, non-producing property, and any deferred costs such as deferred stripping. An impairment loss is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price. Future cash flows are determined using recoverable proven and probable reserves and a portion of recoverable resource ounces, gold and silver prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, all based on detailed engineering life-of-mine plans. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and market conditions and/or the Company’s performance could have a material effect on any impairment provision, and on the Company’s financial position and results of operations. In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of cash flows from other groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flow.

m)

Reclamation and Remediation Costs: Estimated future reclamation and remediation costs are based principally on legal and regulatory requirements.

The asset retirement obligation is measured using assumptions for cash outflows such as expected labor costs, allocated overhead and equipment charges, contractor markup, and inflation adjustments to determine the total obligation.  The sum of all these costs is discounted, using the credit adjusted risk-free interest rate from the time the Company expects to pay the retirement obligation to the time the Company incurs the obligation. The measurement objective is to determine the amount a third party would demand to assume the asset retirement obligation.

Upon initial recognition of a liability for an asset retirement obligation, the Company capitalizes the asset retirement cost to the related long-lived asset. The Company amortizes this amount to operating expense using the units-of-production method. The Company evaluates the cash flow estimates annually to determine whether the estimates continue to be appropriate.  Upward revisions in the amount of undiscounted cash flows will be discounted using the current credit-adjusted risk-free rate. Downward revisions will be discounted using the credit-adjusted risk-free rate that existed when the original liability was recorded.

n)

Foreign Currency Translation:  The Company’s functional currency is the US dollar. Transaction amounts denominated in foreign currencies (currencies other than U.S. dollars) are translated into U.S. dollars at exchange rates prevailing at the transaction dates.  Carrying values of non-U.S. dollar monetary assets and liabilities are adjusted at each balance sheet date to reflect the U.S. exchange rate prevailing at that date.  Gains and losses arising from revaluation of foreign currency monetary assets and liabilities at each period end are included in operations.

The accounts of subsidiaries, not reporting in U.S. dollars and which are integrated operations, are translated into U.S. dollars using the temporal method.  Under this method, substantially all assets and liabilities of those foreign subsidiaries are translated at exchange rates in effect at the date of the transaction or at the end of each period. Revenues and expenses are translated at the average exchange rate for the period, as appropriate. Foreign currency transaction gains and losses are included in the determination of net income or loss.

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at June 30, 2006 and 2005 and for the three month periods then ended

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

o)

Stock-based Compensation:  The Company provides stock grants or options to buy common shares of the Company to directors, officers, employees and service providers.  The board of directors grants such options for periods of up to ten years, with vesting periods of up to four years  and at prices equal to or greater than the weighted average market price of the five trading days prior to the date the options were granted.

The Company applies the fair-value method of accounting in accordance with the recommendations of CICA Handbook Section (“CICA 3870”), “Stock-based Compensation and Other Stock-based Payments”.  Stock-based compensation expense is calculated using the Black-Scholes option pricing model for stock grants and market price for stock issued.

p)

Income Taxes: The Company computes income taxes in accordance with CICA Handbook Section (“CICA 3465”), “Income Taxes”, which requires an asset and liability approach. This results in the recognition of future tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities, as well as operating loss and tax credit carry-forwards, using enacted or substantially enacted, as applicable, tax rates in effect in the years in which the differences are expected to reverse. The Company records a valuation allowance against a portion of those future income tax assets that management believes will, more likely than not, fail to be realized.  On business acquisitions, where differences between assigned values and tax bases of assets acquired (other than non-tax deductible goodwill) and liabilities assumed exist, the Company recognizes the future tax assets and liabilities for the tax effects of such differences.

q)

Income per share: Basic income per share calculations are based on the net income (loss) attributable to common shareholders for the period divided by the weighted average number of common shares issued and outstanding during the period.

The diluted income (“EPS”) per share calculations are based on the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued and outstanding be calculated using the treasury stock method.  This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period.

For convertible securities that may be settled in cash or shares at the holder’s option, the more dilutive of cash settlement and share settlement is used in computing diluted income per share. For settlements in common shares, the if-converted method is used, which requires that returns on senior convertible equity instruments and income charges applicable to convertible financial liabilities be added back to net income and the net income is also adjusted for any non-discretionary changes that would arise from the beginning of the period (or at the time of issuance, if later).

Potentially dilutive securities totaling 31,438 for the quarter and six months ended June 30, 2006 (nil, 31,438 and nil shares arising from convertible debentures, outstanding and exercisable stock options and share purchase warrants, respectively) and 127,608 shares for the quarter and six months ended June 30, 2005 (nil, 127,608 and nil shares arising from convertible debentures, outstanding and exercisable stock options and share purchase warrants, respectively) were not included as their effect would be anti-dilutive.

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at June 30, 2006 and 2005 and for the three month periods then ended

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

For the Three months ended June 30	2006				2005
	Income (Numerator)	Shares (Denominator)	Per-Share Amount		Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net Income Available to Common Shareholders	$14,964		$		$4,971		$

Basic EPS	14,964	71,173,764		0.21	4,971	66,926,686		0.07
Effect of Dilutive Securities:
Convertible Debentures	3	68,130			4	75,712
Stock Options	-	562,333			-	742,308
Warrants	-	4,064,278			-	3,808,636		-

Diluted EPS	14,967	75,868,505		0.20	4,975	71,553,342		0.07

For the six months ended June 30	2006				2005

	Income (Numerator)	Shares (Denominator)	Per-Share Amount		Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net Income Available to Common Shareholders	$12,203		$		$748		$

Basic EPS	12,203	71,138,233		0.17	748	66,905,637		0.01
Effect of Dilutive Securities:
Convertible Debentures	11	68,130			4	75,712
Stock Options	-	562,333			-	742,308
Warrants	-	4,064,278			-	3,808,636

Diluted EPS	$12,214	75,832,974		$0.16	$752	71,532,293		$0.01

r)

Reclassifications: Certain reclassifications of prior year balances have been made to conform to current year presentation.

3.

Acquisition of Manantial Espejo (Minera Triton S.A.) mining assets

In April, 2006, Pan American completed the acquisition of 50 percent interest in the Manantial Espejo project from Silver Standard Resources Inc.  The transaction, gives the Company a 100 percent interest in Manantial Espejo.  The purchase price was 1.95 million common shares of Pan American valued at approximately $47.4 million.  The measurement of the purchase consideration was based on a Pan American common share price of $24.30, representing the average closing price on the NASDAQ Stock Exchange for the two days prior to and two days after the public announcement of our purchase.

The acquisition was accounted for by the purchase method of accounting and the accounts of Minera Triton have been consolidated from April 1, 2006, which was the date the Company acquired effective control and ownership of the assets and liabilities of Minera Triton.

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at June 30, 2006 and 2005 and for the three month periods then ended

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

The preliminary allocation of the fair value of assets and liabilities acquired and the consideration paid are summarized as follows:

Current assets, including cash of $45

$

71

Plant and equipment

1,711

Mineral properties

57,201

Other

1,176

60,159

Less:

Accounts payable and accrued liabilities

(99)

Future income tax liability

(12,511)

Total purchase price

$

47,549

Consideration paid is as follows:

Issue of Shares

$

47,381

Acquisition costs

168

$

47,549

The purchase cost was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. The Company estimated fair values based on discounted cash flows and estimates made by management. The purchase consideration for the mining assets of Manantial Espejo exceeded the carrying value of the underlying assets for tax purposes by $32.9 million. In addition, the Company considered the prior ownership basis in calculating the tax impact of the acquisition.  These amounts have been applied to increase the carrying value of the mineral properties for accounting purposes.  However, this did not increase the carrying value of the underlying assets for tax purposes and resulted in a temporary difference between accounting and tax values. The resulting estimated future income tax liability associated with this temporary difference of $12.5 million was also applied to increase the carrying value of the mineral properties.

For purposes of presenting a summary of assets and liabilities acquired, the balance sheet of Minera Triton S. A. at April 1, 2006 has been used as a proxy for the balance sheet on April 10, 2006. The Company does not expect that the final allocation of the consideration among the assets and liabilities of the Manantial Espejo Project will materially vary from those shown above.

4.

Inventories

Inventories consist of the following:

	June 30, 2006	December 31 2005
Concentrate inventory	$8,467	$6,421
Direct smelting ore and stockpile ore	3,768	3,184
Doré and finished inventory	3,213	3,101
Materials and supplies	7,099	6,197
	22,547	18,903
Less: non-current direct smelting ore	(2,030)	(2,236)
	$20,517	$16,667

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at June 30, 2006 and 2005 and for the three month periods then ended

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

5.

Commodity and foreign currency contracts

Derivatives

At June 30, 2006, the Company had sold forward 6,000 tonnes of zinc at a weighted average price of $1,603 per tonne ($0.727 per pound). During June, 2006, the Company bought 6,000 tonnes of zinc at a weighted average cost of $2,986 per tonne, settling between July and December 2006.  These forward purchases were entered into to exactly offset all of the Company’s zinc forward sales positions.  The effect of these transactions was to crystallize a loss of $8.3 million at June 30, 2006, which will be settled over the balance of 2006.  At June 30, 2006, the cash offered prices for zinc average was $3,218 per tonne which results in a net unrealized mark-to-market loss of the Company’s zinc forward contracts at that date of $8.3 million ($9.5 million of unrealized losses and $1.2 million of unrealized gains).

The Company has purchased Mexican Pesos (“MXN”) 43.5 million settling between August and September 2006 at an average MXN/USD exchange rate of 10.865.  At June 30, 2006, the spot exchange rate for MXN/USD was 11.33 and the unrealized loss recorded on the Company’s position was $0.2 million.

At June 30, 2006 the Company had fixed the price of 900,000 ounces of its second quarter’s silver production contained in concentrates, which is due to be priced in July and August of 2006 under the Company’s concentrate contracts.  The price fixed for these ounces averaged $12.14 per ounce while the spot price of silver was $10.70 per ounce on June 30, 2006, resulting in a mark to market recorded unrealized gain of $1.3 million.

6.

Mineral property, plant and equipment

Mineral property, plant and equipment consist of:

	June 30, 2006			December 31, 2005
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Morococha mine, Peru	$40,460	$(7,190)	$33,270	$34,137	$(6,414)	$27,723
La Colorada mine, Mexico	26,018	(3,137)	22,881	23,529	-	23,529
Quiruvilca/Huaron mines, Peru	75,632	(30,138)	45,494	79,860	(33,997)	45,863
San Vicente mine, Bolivia	2,489	(108)	2,381	363	(56)	307
Other	5,769	(1,180)	4,589	3,213	(820)	2,393

TOTAL	$150,368	$(41,753)	$108,615	$141,102	$(41,287)	$99,815

7.

Construction in progress and investment in non-producing properties

The carrying values of Construction in progress are as follows:

	June 30, 2006	December 31, 2005
	Net Book Value	Net Book Value
Alamo Dorado, Mexico	$64,428	$34,306
Manantial Espejo, Argentina	$9,714	-
TOTAL	$74,142	$34,306

Acquisition costs of investment in non-producing properties together with costs directly related to mine development expenditures are deferred.  Exploration expenditures on investment in non-producing properties are charged to operations in the period they are incurred.

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at June 30, 2006 and 2005 and for the three month periods then ended

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

The carrying values of these properties are as follows:

	June 30, 2006	December 31, 2005
Morococha, Perú	$28,107	$31,052
Alamo Dorado, México	86,237	84,543
Manantial Espejo, Argentina	59,082	1,979
San Vicente, Bolivia	5,034	4,454
Other	1,410	1,231
	$179,870	$123,259

8.

Asset retirement and obligations

Reclamation and remediation costs are based principally on legal and regulatory requirements. Management estimates costs associated with reclamation of mining properties as well as remediation costs for inactive properties. The estimated undiscounted cash flows generated by our assets and the estimated liabilities for reclamation and remediation are determined using the Company’s assumptions about future costs, mineral prices, mineral processing recovery rates, production levels and capital and reclamation costs. Such assumptions are based on the Company’s current mining plan and the best available information for making such estimates. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ from those based on such estimates and assumptions.

The following is a description of the changes to the Company’s asset retirement obligations from January 1 to June 30, 2006:

Balance at December 31, 2005	$39,378
Reclamation expenditures	(395)
Accretion	1,228
Alamo Dorado liability increase to June 30, 2006	1,465
Changes in estimates	-
Balance at June 30, 2006	$41,676

9.

Share capital

The Company completed its base shelf offering on April 18, 2006 and completed an over-allotment option of the Offering on April 21, 2006.  The Offering consisted of 6.28 million common shares priced at $23.88 for gross proceeds of $150 million and net proceeds after deducting underwriting fees, of $142.2 million.

a)

Stock Options and Share Purchase Warrants

Transactions concerning stock options and share purchase warrants are summarized as follows:

	Incentive Stock Option Plan		Share Purchase Warrants		Total
	Shares	Price	Shares	Price	Shares
As at December 31, 2004	1,683,574	$9.90	3,809,817	$9.98	5,493,391

Granted	87,000	16.12	255,781	16.91	342,781
Exercised	(693,933)	9.15	(1,320)	9.98	(695,253)
Cancelled	(26,000)	18.16	-	-	(26,000)
As at December 31, 2005	1,050,641	10.88	4,064,278	10.71	5,114,919

Granted	191,332	19.23	-		191,332
Exercised	(159,308)	13.57	(11,535)	(10.81)	(170,843)
Cancelled	-	-	-	-	-

As at June 30, 2006	1,082,665	$12.73	4,052,743	$10.77	5,135,408

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at June 30, 2006 and 2005 and for the three month periods then ended

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

In the period, 11,535 common shares were issued for proceeds of $0.2 million in connection with the exercise of outstanding warrants.

b)

Share Option Plan

The Company has a comprehensive stock option plan for its employees, directors and officers.  The plan provides for the issuance of incentive stock options to acquire up to a total of 10% of the issued and outstanding common shares of the Company on a non-diluted basis.  The exercise price of each option shall be the weighted average trading price of the Company’s stock on the five days prior to the award date.  The options can be granted for a maximum term of 10 years with vesting provisions determined by the Board of Directors.  The Company used as its assumptions for calculating the value of the stock options granted a discount rate between 3.81% and 3.88%, volatility between 29.59 and 38.00 percent, expected lives between 1.5 and 3.1 years, and an exercise price of Cdn $22.04 per share.

The following table summarizes information concerning stock options outstanding as at June 30, 2006:

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Weighted average exercise price	Number Outstanding as at June 30, 2006	Weighted Average Remaining Contractual Life (months)	Weighted average exercise price	Number outstanding and exercisable as at June 30, 2006
$ 4.48	$4.48	175,000	52.54	$4.48	175,000
$ 7.98 - $10.76	$8.71	372,333	18.94	$8.65	272,333
$12.94 - $18.86	$16.64	306,000	36.85	$17.28	125,000
$19.77 - $24.01	$19.50	229,332	48.61	$13.52	21,438
	$12.73	1,082,665	36.64	$9.76	593,771

During the six months ended June 30, 2006, the Company recognized $0.9 million of stock-based compensation expense related to stock option grants.

10.

Changes in non-cash working capital Items

The following table summarizes the changes in non-cash working capital items:

Three Months Ended		Six Months Ended
June 30,		June 30,
2006	2005		2006	2005
Accounts receivable	$(6,838)	$4,052	$(8,544)	$5,704
Inventories	(838)	(3,126)	(2,851)	(731)
Prepaid expenses	553	(1,017)	237	(900)
Accounts payable and accrued liabilities	18,867	(2,791)	22,306	(4,746)
Other	858	1,333	60	498
	$12,602	$(1,549)	$11,208	$(175)

11.

Supplemental cash flow information

	June 30,
	2006	2005
Shares issued on conversion of debentures	$86	$-
Shares issued as compensation	$559	$420
Shares issued for purchase of Minera Triton S. A.	$47,381	$-

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at June 30, 2006 and 2005 and for the three month periods then ended

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

12.

Segmented information

Substantially all of the Company’s operations are within the mining sector, conducted through operations in six countries.  Due to differences between mining and exploration activities, the Company has a separate budgeting process and measures the results of operations and exploration activities independently.  The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support.

Segmented disclosures and enterprise-wide information are as follows:

	Revenue June 30		Net capital assets
	2006	2005	June 30, 2006	December 31, 2005
Peru	$88,049	$45,090	$107,013	$105,281
Canada	-	-	210	190
Mexico	17,559	9,384	174,349	142,258
United States	-	-	1,191	1,198
Argentina	-	-	72,459	3,691
Bolivia	2,984	-	7,415	4,762
Total	$108,592	$54,444	$362,627	$257,380

	For the three months ended June 30, 2006
	Mining & Development		Investment and exploration	Corporate	Total
	Mexico	Peru
Revenue from external customers	$11,172	$51,493	$183	$-	$62,848
Depreciation and amortization	$(1,617)	$(2,461)	$(68)	$(29)	$(4,175)
Reclamation accretion	$(84)	$(530)	$-	$-	$(614)
Interest and financing expense	$-	$(147)	$-	$(56)	$(203)
Investment and other income	$2	$515	$22	$544	$1,083
Loss on commodity and foreign currency contracts	$-	$-	$-	$(4,780)	$(4,780)
Exploration expense	$(313)	$(107)	$(203)	$(14)	$(637)
Income (loss) before taxes	$4,047	$24,242	$(170)	$(5,578)	$22,541
Net income (loss) for the period	$4,047	$16,799	$(220)	$(5,662)	$14,964
Property, plant and equipment capital expenditures	$1,716	$4,581	$30,508	$180	$36,985
Segment assets	$33,139	$175,323	$219,563	$184,052	$612,077

	For the three months ended June 30, 2005
		Mining & Development				Investment and exploration	Corporate	Total
		Mexico		Peru
Revenue from external customers		$4,405		$20,952		$-	$-	$25,358
Investment and other income		$-		$(264)		$19	$543	$298
Gain on commodity contracts	$		$		$		$3,491	$3,491
Interest and financing expenses		$-		$-		$-	$(93)	$(93)
Exploration		$-		$-		$(677)	$(2,083)	$(2,760)
Depreciation and amortization		$(691)		$(1,719)		$-	$(7)	$(2,415)
Net income (loss) for the period		$808		$2,824		$(704)	$(2,043)	$4,971
Property, plant and equipment capital expenditures		$878		$5,711		$7,441	$-	$14,090
Segment assets		$57,958		$135,760		$102,171	$71,467	$367,356

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at June 30, 2006 and 2005 and for the three month periods then ended

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

	For the six months ended June 30, 2006
	Mining & Development		Investment and exploration	Corporate	Total
	Mexico	Peru
Revenue from external customers	$17,559	$88,049	$2,984	$-	$108,592
Depreciation and amortization	$(3,061)	$(4,431)	$(93)	$(61)	$(7,646)
Reclamation accretion	$(168)	$(1,060)	$-	$-	$(1,228)
Interest and financing expenses	$-	$(213)	$-	$(136)	$(349)
Investment and other income	$14	$439	$22	$865	$1,340
Loss on commodity and foreign currency contracts	$-	$-	$-	$(16,610)	$(16,610)
Exploration expense	$(475)	$(551)	$(831)	$(14)	$(1,871)
Income (loss) before taxes	$3,760	$38,505	$49	$(18,521)	$23,793
Net income (loss) for the period	$3,760	$27,133	$(1)	$(18,689)	$12,203
Property, plant and equipment capital expenditures	$2,676	$7,013	$43,356	$201	$53,246
Segment assets	$33,139	$175,323	$219,563	$184,052	$612,077

	For the six months ended June 30, 2005
		Mining & Development				Investment and exploration	Corporate	Total
		Mexico		Peru
Revenue from external customers		$9,383		$45,090		$-	$-	$54,444
Investment and other income		$4		$(214)		$(21)	$785	$554
Gain on commodity and foreign currency contracts	$		$		$		$154	$154
Interest and financing expenses		$-		$-		$-	$-	$-
Exploration		$(2)		$-		$(2,130)	$(272)	$(2,402)
Depreciation and amortization		$(1,950)		$(3,670)		$-	$(13)	$(5,633)
Net income (loss) for the period		$(149)		$5,636		$(2,147)	$(2,592)	$748
Property, plant and equipment Capital expenditures		$2,564		$8,116		$13,542	$27	$24,249
Segment assets		$57,958		$102,171		$102,015	$71,467	$367,356

Second Quarter 2006 Management’s Discussion and Analysis

August 1st 2006

The Management's Discussion and Analysis (MD&A) focuses on significant factors that affected Pan American Silver Corp.’s and its subsidiaries’ (“Pan American” or the “Company”) performance and such factors that may affect its future performance.  The MD&A for the second quarter ending June 30, 2006, and 2005, should be read in conjunction with the unaudited consolidated financial statements for the three months ended June 30, 2006 and 2005 and the related notes contained therein.

The significant accounting policies are outlined within Note 2 to the Consolidated Financial Statements of the Company for the year ended December 31, 2005. These accounting policies have been applied consistently for the three and six months ended June 30, 2006

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates are related to the physical and economic lives of mineral assets, their recoverability, and site restoration and related obligations.

Some of the statements in this MD&A are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals.  Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American’s Annual Information Form and Form 40F.

Significant Events during the Second Quarter

On April 5, 2006, Pan American filed a preliminary prospectus supplement to its existing $150 million base shelf prospectus with the securities regulatory authorities in the provinces of Canada and with the SEC in connection with a public offering of common shares (the “Offering”).  The Company completed the base Offering on April 18, 2006 and completed the over-allotment option of the Offering on April 21, 2006.  The Offering consisted of 6.28 million common shares priced at $23.88 for gross proceeds of $150 million and net proceeds after deducting underwriting fees and other share issue costs, of $142.2 million.  Pan American expects to use the proceeds of the Offering for the construction and development of its Manantial Espejo silver project in Argentina.

On April 12, 2006, Pan American announced that it had closed the acquisition of a 50 per cent interest in the Manantial Espejo project from Silver Standard Resources Inc.  The transaction gave Pan American a 100 per cent interest in Manantial Espejo.  The purchase price of $47.5 million was paid with 1.95 million common shares of Pan American.

Prior to June 30, 2006, the Company bought 6,000 tonnes of zinc settling between July and December 2006.  These forward purchases were entered into to exactly offset all of the Company’s zinc forward sales positions, leaving the Company with no open zinc positions as at June 30, 2006.  The effect of these transactions was to crystallize a loss of $8.3 million, which has been recorded in the consolidated statement of operations.  These transactions will have no further impact on the Company’s earnings and the Company’s future zinc production is now fully exposed to zinc cash prices.

Results of Operations

For the three months ended June 30, 2006, the Company generated record net income of $15 million (basic income per share of $0.21) compared to net income of $5.0 million (basic income per share of $0.07) for the corresponding period in 2005.  The improved financial results for the quarter are primarily due to significantly higher silver prices, increased silver production and record low costs per ounce of silver (net of higher base metal by-product credits).  The Company’s record earnings for the second quarter included a $4.8 million loss from forward sale contracts. Specifically, the Company realized only $1,603 per tonne on approximately 53% of its payable zinc production, which had been previously sold forward.  This was significantly below the average zinc price of $3,059 per tonne for the period.

For the six-month period ended June 30, 2006 the Company had net income of $ 12.2 million, compared to net income of $0.7 million for the corresponding period in 2005.  Increased silver and zinc production combined with higher realized prices were the primary reasons for the dramatic increase in net income for the six-month period ended June 30, 2006 versus the comparable 2005 period.  The net income for the six-month period ended June 30, 2006 includes a loss of $16.6 million relating to commodity and currency contracts, (compared to a gain of $0.2 million for the same period in 2005) and an income tax provision of $11.6 million, (compared to an expense of $1.7 million for the same period in 2005).

Sales for the second quarter of 2006 were $62.8 million, a 148 per cent increase from sales in the corresponding period in 2005.  Sales in the second quarter of 2006 benefited from significantly higher realized metal prices, increased production from the La Colorada mine and a 22 per cent increase in the quantity of concentrate shipped from the Company’s Peruvian operations versus the year-earlier period (shipments of concentrate are an essential criterion for revenue recognition).  The Company shipped approximately the same quantity of concentrate as it produced during the second quarter of 2006.  At the end of the second quarter the Company had approximately 13,200 tonnes of concentrate inventory on hand and expects to ship this inventory and recognize the related revenues in the third and fourth quarters of 2006.

Sales for the six-month period ended June 30, 2006 were almost double the sales for the comparable period in 2005, due primarily to higher realized metal prices, increased production from the La Colorada and San Vicente mines and slightly higher concentrate shipments from the Peruvian operations.

Cost of sales for the three months ended June 30, 2006 was $27.6 million, a 50 per cent increase from the $18.4 million recorded in the same period of 2005.  Similar to sales for the second quarter of 2006, cost of sales increased due to the fact that the Company shipped approximately 6,160 more tonnes of concentrates from the three mines in Peru relative to the comparable period in 2005.  Cost of sales was also negatively impacted by significantly increased worker’s participation costs in Peru, which are based on higher taxable income generated.  Further increases in cost of sales were seen at the La Colorada mine, where mining and milling rates increased by approximately 9 per cent relative to a year ago.

Cost of sales for the six-month period ended June 30, 2006, increased by 27 per cent over the comparable period of 2005.  The factors described above plus the cost of sales of the San Vicente mine in Bolivia, which was operating in the first quarter of 2006, were the primary reasons for the increase from the comparable period in 2005.

Depreciation and amortization charges for the second quarter of 2006 increased to $4.2 million from $2.4 million recorded for the corresponding period in 2005.  For the six-month period ended June 30, 2006, these charges increased to $7.6 million from $5.6 million a year ago.  The higher level of concentrate shipments and milling rates at La Colorada were the main reasons for the increase in both the three-month and six-month periods ended June 30, 2006 compared to the depreciation and amortization charges recorded in the respective periods of 2005.

Mine operating earnings in the second quarter of 2006 were a record $31.1 million, which is approximately seven times the mine operating earnings generated in the second quarter 2005 of $4.5 million, and almost double the mine operating earnings generated in the first quarter of 2006.  During the six-month period ended June 30, 2006, the Company generated mine operating earnings of $49 million compared to mine operating earnings of $8 million in the same period of 2005.  Higher metal prices, increasing silver production profile and declining costs, net of by-product credits, resulted in the improving trend in mine operating earnings over the last three years.  The table below sets out selected quarterly results for the past fourteen quarters, which are stated in thousands of US dollars, except for the per share amounts.

Year	Quarter (unaudited)	Sales	Mine operating earnings/(loss)(1)	Net income/(loss) for the period	Diluted income (loss) per share
2006	June 30	$62,848	$31,060	$14,964	$0.20
	March 31	$45,744	$17,976	$(2,761)	$(0.04)
2005	Dec.31	$37,871	$8,683	$(29,514)	$(0.44)
	Sept. 30	$30,086	$4,961	$172	$0.00
	June 30	$25,358	$4,526	$4,971	$0.07
	March 31	$29,086	$3,488	$(4,223)	$(0.06)
2004	Dec. 31	$30,022	$3,402	$13,527	$0.21
	Sept. 30	$27,916	$6,357	$358	$0.01
	June 30	$21,179	$2,640	$3,352	$(0.09)(2)
	March 31	$15,708	$2,395	$(2,023)	$(0.08)(2)
2003	Dec.31	$12,857	$81	$(2,840)	$(0.05)(2)
	Sept. 30	$11,890	$1,258	$(1,225)	$(0.10)(2)
	June 30	$12,553	$758	$(1,156)	$(0.02)
	March 31	$7,822	$(78)	$(1,573)	$(0.03)

(1)

Mine operating earnings/(loss) are equal to revenues less operating costs and depreciation and amortization

(2)

Includes charges associated with early conversion and accretion of the Debentures

General and administration costs for the three-month period ended June 30, 2006, including stock-based compensation, were $2.4 million. These costs, which were $1.8 million for the comparable quarter in 2005, were negatively impacted by the continued strength in the Canadian dollar as compared to the US dollar and additional costs associated with the Company’s Sarbanes Oxley compliance project.  General and administration costs of $4.3 million for the six-month period ended June 30, 2006 (compared to $3.3 million in the same period in 2005), increased primarily for the same reasons.

Exploration expenses for the second quarter of 2006 were $0.6 million (second quarter 2005, $0.9 million) and mostly reflect exploration activities at Morococha and La Colorada.  Based on positive exploration results, the Company expects to continue a similar level of exploration activity for the remainder of the year.  Exploration expenses for the first six-months of 2006 were $1.9 million (2005, $2.3 million).  Exploration costs in the three-month and six-month comparable periods of 2005 were incurred primarily to complete the feasibility study for the Manantial Espejo project, which is now under construction.

Asset retirement and reclamation expense of $0.6 million in the second quarter of 2006 (second quarter 2005, $0.4 million) related to the accretion of the Company’s mines closure liabilities.  The accretion for the six-month period ended June 30, 2006 was $1.2 million compared to $0.9 million for the same period of 2005.  The increase in the accretion charge relative to last year is directly due to the Company increasing its estimate for the future consolidated mine closure liability at the end of 2005.

Interest and financing expense in the second quarter of 2006 of $0.2 million increased from the $0.1 million of interest expenses incurred during the same period in 2005 due to increases in transactional bank fees.

Investment and other income of $1.1 million (second quarter 2005, $1.0 million) represented interest income received from cash balances the Company maintained during the quarter.  Investment and other income for the six-month period ended June 30, 2006 was of $1.3 million (2005, $1.2 million).  The higher interest rate environment prevailing in 2006, combined with higher average cash balances resulted in the increase over the comparable periods.

Income tax provision of $7.6 million for the second quarter was a significant increase from the $0.7 million in the comparable period of 2005 due to sharply higher taxable income generated by the Company’s Peruvian entities and the fact that these entities utilized their remaining tax loss carry forwards in 2005.  Income tax provision for the six-month period ended June 30, 2006 increased to $11.6 million from $1.7 million recorded in the same period of 2005 due to the same reasons.

Metal Production

Pan American produced 3,317,369 ounces of silver in the second quarter of 2006, a 7 per cent increase from the corresponding period in 2005.  Silver production increased at all of the Company’s operations, other than at Huaron, due primarily to increased milling rates.  The most significant increases in silver production were at La Colorada and Morococha, which achieved 23 per cent and 12 per cent increases, respectively.

Consolidated base metal production also increased over production levels from a year ago, with higher mill tonnage outweighing the impact of slightly lower ore grades. Please refer to the “Financial & Operating Highlights” section of this second quarter report for a detailed breakdown of each mine’s production data.

Cash and Total Production Costs per Ounce for Payable Silver

Consolidated cash costs for the three-month period ended June 30, 2006 were a record low of $1.17 per ounce compared to $4.48 per ounce for the corresponding period of 2005.  This $3.31 per ounce decrease in cash costs was primarily a result of the increase in by-product credits generated from increased base metal production at higher metal prices.  At both Morococha and Quiruvilca, the by-product credits were greater than the operating costs, resulting in cash costs per ounce of negative $3.81 and negative $1.07 respectively.  The cash costs per ounce as compared to the same period in 2005 dropped by $6.59 at Morococha, by $5.53 at Quiruvilca and by $3.53 at Huaron.  At La Colorada, which is a nearly pure silver mine and thus realizes only minor by-product credits, cash costs per ounce of $5.56 were similar to those recorded a year ago.  Only the Company’s Pyrite Stockpile operation recorded higher costs than it had a year ago due to the fact that the cost structure of that operation is linked to silver prices, resulting in higher costs when silver prices are higher.

The Company reports the non-GAAP cash cost per ounce of payable silver in order to manage and evaluate operating performance at each of the Company’s mines.  The measure is widely used in the silver mining industry as a benchmark for performance, but does not have standardized meaning.  To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our cost of sales, as shown in our unaudited Consolidated Statement of Operations for the period.

		Three months ended June 30		Six months ended June 30
		2006	2005	2006	2005
Cost of sales		$27,613	$18,417	$51,910	$40,797
Add/(Subtract)
Smelting, refining, and transportation charges		16,594	9,061	30,679	17,734
By-product credits		(41,265)	(18,219)	(73,593)	(35,616)
Mining royalties		838	337	1,685	782
Workers participation		(2,478)	(275)	(3,818)	(528)
Change in inventories		1,332	3,352	2,413	1,731
Other		539	272	1,375	658
Minority interest adjustment		389	(262)	343	(604)
Cash Operating Costs	A	$3,562	$12,682	$10,994	$24,954
Add/(Subtract)
Depreciation and amortization		4,175	2,415	7,646	5,633
Asset retirement and reclamation		614	412	1,228	939
Change in inventories		(29)	1,061	337	1,061
Other		(173)	95	(65)	80
Minority interest adjustment		(145)	(159)	(302)	(321)
Production Costs	B	$8,004	$16,506	$19,838	$32,346

Payable Ounces of Silver	C	3,048,131	2,831,511	6,079,589	5,549,584
Total Cash Cost per Ounce	(A*1000)/C	$1.17	$4.48	$1.81	$4.50
Total Production Costs per Ounce	(B*1000)/C	$2.63	$5.83	$3.26	$5.83

Liquidity and Capital Resources

At June 30, 2006, cash and cash equivalents plus short-term investments were $185.3 million, a $136.7 million increase from March 31, 2006.  The increase is primarily due to the net proceeds of $142.2 million from the offering of common shares completed during the quarter.  In addition to these funds, the Company also generated cash flow from operating activities of $29.2 million during the quarter and drew a further $2.2 million as an advance on concentrate shipments.  Of the $173.8 million that was raised and generated, $37 million was invested in mining equipment and development, primarily at the Company’s two construction projects, Alamo Dorado and Manantial Espejo, where $18.2 million and $10.1 million was expended respectively.  Significant investments also occurred at Morococha, where $3.2 million was invested in mine development and at La Colorada, where $1.7 million was invested in rehabilitating the sulphide plant in preparation for its restart.  The balance of the funds raised and generated during the quarter were invested in the Company’s high-quality bond portfolio ($116.3 million) and held in cash ($20.4 million).

Working capital at June 30, 2006 was $188.9 million, an increase of $125.8 million from March 31, 2006.  The increase in working capital resulted from a $136.7 million increase in cash and short-term investments plus a $5.6 million increase in accounts receivable, and an increase of $3.9 million in other current assets, partially offset by a $20.4 million increase in current liabilities.  The increase in current liabilities was primarily a consequence of increases in payables related to Peruvian income taxes, construction activities at Alamo Dorado and advances on concentrate shipments.

Shareholders’ equity at June 30, 2006 amounted to $463 million, an increase of $205.6 million from shareholders’ equity at March 31, 2006. This increase resulted primarily from the public offering of common shares, from the acquisition of the remaining 50 per cent interest of Manantial Espejo, valued at $47.4 million, and from the net income generated during the second quarter of $15 million.  At June 30, 2006, the Company had 76 million common shares issued and outstanding.

Based on the Company’s financial position at June 30, 2006 and the operating cash flows that are expected over the next twelve months, management believes that the Company’s liquid assets are more than sufficient to fund the development of Alamo Dorado and Manantial Espejo, and planned sustaining capital expenditures, and to discharge liabilities as they come due. At the date of this MD&A, the Company did not have any material contractual obligation, or any off-balance sheet arrangements, except for $9.8 million of commitments relating to the construction of Alamo Dorado and Manantial Espejo.

In anticipation of capital expenditures in Mexican pesos (“MXN”) relating to the construction of Alamo Dorado, and to match anticipated spending, the Company has purchased MXN 43 million settling between July 2006 and September 2006 at an average MXN/US$ exchange rate of 10.86. At June 30, 2006, the mark to market value of the Company’s position was loss of $0.2 million.

As at June 30, 2006, the Company had sold forward 6,000 tonnes of zinc at an average price of $1,603 per tonne and had bought forward 6,000 tonnes of zinc at an average of $2,986 per tonne.  All of the Company’s zinc positions settle between July and December of 2006.  At June 30, 2006, the cash offered price of zinc was $3,218 per tonne, which resulted in a net unrealized mark-to-market loss of the Company’s zinc forward positions of $8.3 million ($9.5 million of unrealized losses and $1.2 million of unrealized gains).

At the end of the second quarter of 2006, the Company had fixed the price of 900,000 ounces of silver produced during the second quarter and contained in concentrates, which are due to be priced in July and August of 2006 under the Company’s concentrate contracts.  The price fixed for these ounces averaged $12.14 per ounce while the spot price of silver was $10.70 on June 30, 2006, resulting in a mark to market gain of $1.3 million.

Exploration and Development Activities

The development of the Company’s Alamo Dorado project in Mexico is progressing on budget and on schedule with production still planned for the start of the fourth quarter of 2006.  Over 82 per cent of the construction work was completed by quarter end.  The expected total capital costs for the project are approximately $77 million, including start-up working capital and a contingency allowance.

Construction of the Manantial Espejo project in Argentina, which commenced in April 2006, is progressing well.  Expenditures at the project during the second quarter were $10.1 million, primarily on purchasing the necessary underground and surface mining equipment.  The Company continued to fill key staffing positions during the quarter and has awarded the critical EPCM contract to Ausenco International, through its Argentinean subsidiary.  Over the remainder of the year, the Company anticipates spending an additional $36 million on the construction of Manantial Espejo, which will be funded out of the proceeds from the common share offering completed in the second quarter.  Capital costs for the project are expected to be $112.3 million including working capital and normal construction contingencies, plus $18.1 million in Argentine Value Added Tax which will be refundable once the mine is in production.

At the San Vicente property, Pan American is hoping to continue to mine on a limited scale while evaluating expansion plans.  The Company signed an extension to an a previous agreement with Comibol, a Bolivian state run mining company, on July 25, 2006, which allows the Company to continuing with mining activities.  The Company plans to resume processing ore at a nearby processing facility in early August, 2006 and expects to produce approximately 0.2 million ounces from San Vicente in 2006 at a total cost of under $3.50 per ounce.